Vote FOR Proposal #6 to Require an Independent Chair at
AbbVie (NYSE: ABBV) Meeting Date: May 8, 2020

Dear Fellow AbbVie Shareholders:

We urge you to vote FOR Proposal #6 asking the board to require an independent director as chair of AbbVie (ABBV) at the May 8, 2020 Annual Meeting. This proposal is not intended as a referendum on Richard A. Gonzalez’s leadership as CEO or fitness as a director, but solely on his continued service as chair. We believe a structure where the CEO runs the business and is accountable to a board led by an independent chair is in the best interests of the company’s shareholders for the following reasons:

•	Eliminates Structural Conflicts of Interest in Dual Role. The management of a complex global pharmaceutical company is a full-time job. It is unrealistic – and needlessly complicated -- to expect one person to perform well as CEO in addition to his or her responsibilities for providing rigorous board oversight. An independent board chair eliminates the structural conflicts of interest caused by the CEO essentially being his or her own boss and clarifies where the authority of the CEO ends and responsibility of the independent board members begins.

•	Significant Governance Concern Resulting from Board Failure to Oversee Material Risks. In light of rising material legal, regulatory, financial and reputational risks, as well as the controversies and legal challenges facing the company (as described in more detail below), we are concerned that the board is not providing the necessary oversight of the company’s culture, strategy, and risk management. Adopting best governance practices, including an independent board chair, should help promote that necessary oversight.

•	Significant Governance Concern Resulting from Absence of Important Governance Provisions. An independent board chair would be especially useful at AbbVie, as its shareholders do not have common – yet critical -- investor rights that provide additional accountability. Specifically, the right to elect all directors on an annual basis and the right to amend the company’s Certificate of Incorporation with the vote of a majority of the outstanding shares. Under AbbVie’s Certificate of Incorporation, approval of 80 percent of its outstanding shares is required to adopt these provisions. The company has put management proposals to adopt the provisions up for a shareholder vote in the past, and those proposals garnered very strong majority support but fell short of 80 percent. AbbVie’s proxy statement lacks evidence that it has meaningfully increased the amount it spends to solicit shareholders[i], which would increase the likelihood of achieving the 80 percent threshold.

This is not a proxy solicitation to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted.

We believe that independent board leadership is necessary at AbbVie, given the ongoing litigation and regulatory scrutiny related to AbbVie’s alleged “pay-for-delay” agreements with generic (or biosimilar) competitors and its aggressive use of so-called “patent thickets” to extend its exclusive market for HUMIRA. HUMIRA is the world’s largest-selling drug, which treats rheumatoid arthritis, psoriasis and Crohn’s disease, and which accounted for approximately 58 percent of AbbVie’s total net revenues in 2019, 61 percent in 2018 and 65 percent in 2017.ii

We are concerned by the number and types of patent litigation in which AbbVie and its wholly owned subsidiaries are, and have been, involved. AbbVie’s most recent Annual Report on Form 10-Kiii describes multiple legal challenges to patent litigation settlement agreements entered into by AbbVie, alleging that these settlement agreements violate state and federal antitrust laws. From AbbVie’s description of this litigation, these appear to be the types of anticompetitive deals that the Federal Trade Commission (FTC) has warned can be considered “pay-for-delay” patent settlements.iv Related litigation disclosed by AbbVie involves the alleged submission of “fraudulent” insurance claims for HUMIRA and allegedly misleading sales growth disclosures for this drug in the company’s financial filings.v

Further, several lawsuits charge that AbbVie should be held accountable for the “thicket of patents and recent deals” that have prevented HUMIRA biosimilars from being sold in the U.S.vi The complaint from In re: Humira (Adalimumab) Antitrust Litigation alleges that AbbVie obtained over 100 patents solely to prevent competition with HUMIRA, divided up the market with other companies “in a concerted effort to delay biosimilar entry into the market in the U.S. until at least 2023”, and used its agreements to operate an “anticompetitive scheme to restrain competition in the market.”vii. At least one pharmaceutical professional and teaching pharmacist has argued that both pay-for-delay agreements and the use of citizen petitions to delay competition should be prohibited.viii

Additionally, legislators have scrutinized AbbVie’s aggressive drug pricing practices.ix

These legal challenges and policymaker scrutiny have generated significant media attention, which raise concerns about reputational and financial harm to the company and its shareholders, particularly regarding practices that reflect very aggressive patenting practices and price increases.x

U.S. boards are increasingly recognizing the need to have an independent board chair. According to the EY Center for Board Matters, an independent lead director “do[es] not command the same authority as a board chair.”xi We strongly agree that an independent lead director is not an adequate substitute for an independent board chair, contrary to AbbVie’s Statement of Opposition to this proposal. Notwithstanding the governance practices noted in this Statement of Opposition, AbbVie continues to deny critical rights to its shareholders, including the right to annually elect all directors.

According to the 2019 U.S. Spencer Stuart Board Index, the number of S&P 500 companies with independent board chairs has more than doubled over the past decade, to now include one-third of the companies.xii Among the 18 Biotechnology/Pharmaceutical companies, seven have independent chairs, including such companies as Biogen Idec, Regeneron Pharmaceuticals, Perrigo Company and Nektar Therapeutics.xiii

This is not a proxy solicitation to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted.

In our view, a dual chair/CEO role diminishes the quality of board discussions. According to PwC’s 2019 Annual Corporate Directors Survey, 57% of over 700 public company directors surveyed indicated that it was more difficult for dissent to be voiced on one or more issues in the boardroom when there was a combined Chair/CEO.xiv In a recent Harvard Business Review article, Joseph Mandato and William Devine argued in favor of separating the chair and CEO roles, citing findings from interviews they conducted with CEOs, board chairs, investors and founders. They argued that separation “can strengthen the quality of questions the corporation asks itself,” which improves risk management.xv A dual CEO/chair role represents a significant governance risk that important issues will not be discussed.

Vote FOR Proposal #6 to require an independent chair at AbbVie Inc.

An independent chair is vital to ensure that tough questions of strategy, governance, culture, compliance and risk are being adequately discussed and independently overseen at the board level. By voting “FOR” Proposal 6, you can send a message to AbbVie’s board of directors on the importance of independent board leadership.

For further information, please contact Randy Rice by phone at 401-487-3258 or by e-mail at Randall.rice@treasury.ri.gov.

Sincerely,

Seth Magaziner	Beth Pearce
General Treasurer, State of Rhode Island	Vermont State Treasurer

i See AbbVie’s 2020 Proxy Statement, at 4-5, 68, available at http://www.sec.gov/Archives/edgar/data/1551152/000104746920001710/a2241076zdef14a.htm.

ii See Christopher Rowland, “Why price of Humira keeps rising despite FDA approval of generic competition”, The Washington Post, January 8, 2020, available at https://www.washingtonpost.com/business/economy/why-humiras-price-keeps-rising-despite-fda-approval-of-generic-competition/2020/01/07/549ed0ce-2e3a-11ea-bcb3-ac6482c4a92f_story.html; and AbbVie’s 2019 Annual Report on Form 10-K, which was filed on March 19, 2020, available at http://www.sec.gov/ix?doc=/Archives/edgar/data/1551152/000155115220000007/abbv-20191231x10k.htm, at 11 and 70.

iii See AbbVie’s 2019 Annual Report on Form 10-K referenced in Note ii above, at 81-83.

iv “Pay-for-Delay: When Drug Companies Agree Not to Compete” is available on the FTC’s web site at https://www.ftc.gov/news-events/media-resources/mergers-competition/pay-delay.

v See AbbVie’s 2019 Annual Report on Form 10-K referenced in Note ii above, at 82.

vi See Zachary Brennan, “Six Lawsuits Target AbbVie’s Humira and its Patent Thicket”, Regulatory Focus, April 2, 2019, available at https://www.raps.org/news-and-articles/news-articles/2019/4/six-lawsuits-target-abbvies-humira-and-its-patent.

vii See Complaint, In Re: Humira (Adalimumab) Antitrust Litigation, No. 19-cv-1873 (N.D. Ill. 2019), at 2-7, available at https://www.courtlistener.com/docket/14737052/1/in-re-humira-adalimumab-antitrust-litigation/.

viii Erin Fox, “How Pharma Companies Game the System to Keep Drugs Expensive”, Harvard Business Review, April 6, 2017, available at https://hbr.org/2017/04/how-pharma-companies-game-the-system-to-keep-drugs-expensive.

ix See Berkeley Lovelace Jr., “House Democrats launch drug-pricing probe into a dozen major health-care companies”, CNBC, January 14, 2019, available at https://www.cnbc.com/2019/01/14/house-democrats-launch-drug-pricing-probe-on-a-dozen-companies.html.

x See, e.g., article cited in Note ii above.

xi See https://corpgov.law.harvard.edu/2018/11/20/todays-independent-board-leadership-landscape/.

xiiSee “2019 U.S. Spencer Stuart Board Index”, at 8-9 (https://www.spencerstuart.com/-/media/2019/ssbi-2019/us_board_index_2019.pdf).

xiii Id., at 48-49.

xiv See http://www.insurance.ca.gov/diversity/41-ISDGBD/GBDExternal/upload/pwc-2019-annual-corporate-directors-survey-full-report-2.pdf.

xv Joseph Mandato and William Devine, “Why the CEO Shouldn’t Also be the Board Chair”, Harvard Business Review, March 4, 2020, available at https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair.